UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. ( “KHD”)

Suite 702, 7th Floor

Ruttonjee House

11 Duddell Street

Hong Kong SAR

China

Item 2.	Date of Material Change

December 8, 2008.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News release dated December 8, 2008, disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced results of its initial review of economic crisis impacts on its order backlog. The rapid and dramatic changes in world credit markets and the global recession have had an impact on KHD’s customer’s capital expenditure programs and some of KHD’s customers have requested variations in their contractual arrangements. KHD has now had an opportunity to evaluate the effects of those changes on its order backlog.

KHD’s order backlog at September 30, 2008 was $1.068 billion. As of December 5, 2008 KHD can confirm that officially cancelled orders amounted to $50.8 million and orders officially postponed by more than one year amount to $18.0 million. KHD has another $164.2 million of contract value at risk meaning it had verbal indications from customers that contract variations or cancellations are a possibility.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Jim Busche

President and Chief Executive Officer

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

December 8, 2008

Schedule “A

News Release

_____________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UPDATES IMPACTS OF ECONOMIC CRISIS ON ORDER BACKLOG

HONG KONG (December 8, 2008) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) today announced results of its initial review of economic crisis impacts on its order backlog. As mentioned in our third-quarter conference call the rapid and dramatic changes in world credit markets and the global recession have had an impact on our customer’s capital expenditure programs and some have requested variations in their contractual arrangements. We have now had an opportunity to evaluate the effects of those changes on our order backlog.

Our order backlog at September 30, 2008 was $1.068 billion. As of December 5, 2008 we can confirm that officially cancelled orders amounted to $50.8 million and orders officially postponed by more than one year amount to $18.0 million. We have another $164.2 million of contract value at risk meaning we have had verbal indications from customers that contract variations or cancellations are a possibility. This is an interim report; there may be further negative impacts of the economic crisis on our backlog.

CEO Jim Busche commented, “During this period of worldwide economic volatility and uncertainty we will continue to focus on preserving KHD’s equity and cash. We will also continue to work closely with our customers as they adjust their budgets and plans in reaction to market demands. We will continue to target opportunities where we judge the returns to be reasonable and the risks to be controllable. This balanced approach to business opportunities has resulted in improving gross profit margins and has allowed us to maintain a balance sheet with low debt and high levels of liquidity.”

- MORE -

_____________________________________________________________________

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286 ex 224
	joe@allencaron.com	randall.r@khd.de

or
Brian Kennedy (media)
1 (212) 691-8087
brian@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. UPDATES ORDER BACKLOG AND FOCUSES ON THE FUTURE

Page - 2

CFO Alan Hartslief commented, “We have made it a priority to focus on cash flow and the reduction of expenses through cutting SG&A expenses, without affecting our ability to service existing contracts and pursue new ones; allocating resources depending on geographical needs; focusing on markets and equipment that will return the highest gross profit margins; and minimizing customer risk.”

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a continuing downturn in general economic conditions in Russia, Asia, Europe, the United States and internationally, including the worldwide economic downturn resulting from the effects of the sub-prime lending and general market causes, volatile energy costs, decreasing consumer confidence and other factors, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors,(6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Russia, Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ James Busche

James B. Busche

President and Chief Executive Officer

Date: December 11, 2008

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